Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006

May 8, 2008

VIA EDGAR CORRESPONDENCE AND FAX

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Merrimac Industries, Inc. Form 10-K for the year ended December 29, 2007 Filed March 28, 2008 File No. 001-09970

Dear Mr. Webb:

Reference is made to your letter of April 28, 2008. On behalf of Merrimac Industries, Inc., set forth below are both the comments from your letter and our responses.

Form 10-K for the fiscal year ended December 29, 2007

Notes to Consolidated Financial Statements, page 41

1. Nature of business and summary of significant accounting policies, page 41

Contract revenues, page 41

1.
We see you indicate that you recognize revenue in accordance with SAB 104, yet it appears that you apply both SAB 104 and SOP 81-1. Paragraph 1 of SAB Topic 13A states that if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. As such, please respond to the following in order to clarify your revenue recognition policies for us:

•
We note on page 4 that your sales are composed of three categories of orders - initial design, repeat design and catalog sales. Please describe your revenue recognition policy for each category of orders, citing the applicable U.S. GAAP that supports your accounting for each category. To the extent that you apply SAB 104, please demonstrate how your revenue recognition meets the four criteria described in SAB 104. To the extent you apply SOP 81-1, tell us why your revenue recognition is within the scope of SOP 81-1 and how you applied SOP 81-1.

Revenues for all three categories of orders described on page 4 of our Form 10-K for the year ended December 29, 2007, initial design, repeat design and catalog, are all recognized in accordance with the four criteria described in SAB 104 as follows:

1.	Persuasive evidence of an arrangement exists:
•	We have written contracts or purchase orders with our customers.
•	We also send a confirmation of the order to the customer.

2.	Delivery has occurred or services have been rendered:
•	We recognize revenue upon the shipment of our products to our customers.
•	Substantially all of our shipments are FOB-Factory and title is transferred upon shipment.

3.	The seller’s price to the buyer is fixed and determinable:
•	Selling prices are set forth in the contract or purchase order.

4.	Collectability is reasonably assured:
•
Our key customers are large, well-known companies as highlighted in Note 9, “Concentration of risk” to the financial statements included in our Form 10-K for the year ended December 29, 2007, including Raytheon Company, Lockheed Martin Corporation, Northrop Grumman Corporation and The Boeing Company.

•	We perform credit evaluations on smaller customers before an order is approved.
•	Certain foreign customers pay cash in advance of an order being accepted and work is begun.

The principal distinction within the three categories of orders is that initial design orders usually include non-recurring engineering (“NRE”) charges, while repeat design and catalog sales do not normally have these charges. Revenue is recognized for all three types of orders upon shipment of the product to the customer. The revenue recognition policy for NRE is stated in the last sentence of the first paragraph of the section entitled “Critical Accounting Estimates and Policies - Contract Revenue Recognition,” included in MD&A in our Form 10-K for the year ended December 29, 2007: “Revenue related to non-recurring engineering charges is generally recognized upon shipment of the related initial units produced or based upon contractually established stages of completion.”

We do not recognize revenue in accordance with SOP 81-1. We have had two cost-reimbursement contracts between 2001 and 2006. The earlier contract had a subsequent additional revenue settlement of $226,000, following an audit by the Defense Contract Audit Agency (“DCAA”). We expanded our revenue recognition disclosure in 2003 based upon that settlement and continue to state that disclosure in our current SEC filings. Our contracts are primarily short-term, generally less than one year, and we follow the completed contract method of accounting.

•
We note that you charge anticipated losses on contracts to operations when identified. Please clarify how your recognition of contract losses is in accordance with U.S. GAAP. If applicable, please refer to paragraphs 85 to 89 of SOP 81-1. Otherwise, please cite the applicable U. S. GAAP that supports your conclusions.

Although we do not recognize revenue in accordance with SOP 81-1, we do utilize the requirements of paragraphs 85 to 89 of SOP 81-1 to determine our reserve for cost overruns. When current estimates of contract costs exceed contract revenues, we record a charge in the period in which the charge becomes known. The provision for cost overruns is included in Cost of sales and is not shown as a reduction of contract revenues. The accumulated reserve for cost overruns is shown as a reduction of the accumulated costs recorded as work-in-process inventory.

•	Please clarify your revenue recognition policy in future filings and provide us with your proposed revised disclosures.

We would propose the following disclosure in our future filings with the SEC with respect to our revenue recognition policy, with the last sentence of the second paragraph being specific to our filing on Form 10-Q for the quarter ended March 29, 2008:

“We recognize revenue in accordance with the provisions of Staff Accounting Bulletin No. 104. Contract revenue and related costs on fixed-price and cost-reimbursement contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment. Prior to shipment, accumulated manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on contracts are charged to operations in the period when the loss becomes known in accordance with AICPA Statement of Position 81-1. The reserve for cost overruns is shown as a reduction of the accumulated costs recorded as work-in-process inventory. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the related initial units produced or based upon contractually established stages of completion.

The cost rates utilized for cost-reimbursement contracts are subject to review by third parties and can be revised, which can result in additions to or reductions from revenue. Revisions which result in reductions to revenue are recognized in the period that the rates are reviewed and finalized; additions to revenue are recognized in the period that the rates are reviewed, finalized, accepted by the customer, and collectability from the customer is reasonably assured. We submit financial information regarding the cost rates on cost-reimbursement contracts for each fiscal year in which the we performed work on cost-reimbursement contracts. We do not record any estimates on a regular basis for potential revenue adjustments, as there currently is no reasonable basis on which to estimate such adjustments given our very limited experience with these contracts. No revenue was recognized related to cost-reimbursement contracts during the first quarters of 2008 or 2007.”

Long-lived assets, page 42

2.
We note that you account for long-lived assets under SFAS 144, yet, your disclosure about the indicating factors, the recoverability test and the fair value measurement is not clear. Please address the following:

•
You disclosed "If the recoverability of these assets is unlikely because of the existence of one or more of the above-mentioned factors, an impairment analysis is performed using a projected discounted cash flow method".

Note that an impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Further note that a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An excess of the carrying value of an asset over its undiscounted cash flows is an indicator a long-lived asset is not recoverable. Refer to paragraphs 7 - 9 and 16 - 21 of SFAS 144 and explain to us why your impairment policy is in accordance with SFAS 144.

Our fixed assets and intangible assets related to our Multi-Mix® product line have been tested for recoverability at least annually since 2002 following the guidance of SFAS No. 144. Based on the results of this testing, we have concluded that the undiscounted cash flows expected to result from the use of these assets exceeds its carrying amount, and therefore there is no impairment loss. We make this statement in the MD&A in the section entitled “Critical Accounting Estimates and Policies on page 22 of our Form 10-K for the year ended December 29, 2007.” We did not make this statement in Note 1, “Nature of business and summary of significant accounting policies” to the financial statements included in our Form 10-K for the year ended December 29, 2007, on page 42.

•	Please confirm that you considered all events or changes in circumstances listed in paragraph 8 of SFAS 144 when accounting for your long-lived assets.

We considered all six items listed in paragraph 8 of SFAS No. 144 in determining whether our long-lived assets shall be tested for recoverability, which are as follows:

a.	A significant decrease in the market price of a long-lived asset (asset group);

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

e.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

•	Please clarify how you measure the fair value of long-lived assets and why your valuation is in accordance with U.S. GAAP.

Since we have not recorded an impairment loss, the carrying amount of our long-lived assets on its December 29, 2007 balance sheet are stated at depreciated historical cost.

We will expand our disclosure in its future periodic filings to include the results of its testing for recoverability and identify the events or changes in circumstances as listed in paragraph 8 of SFAS No. 144 that require its long-lived assets to be tested for recoverability.

18. Subsequent Event, page 58

3.
We note that former FMI employees filed a statement of claim against Merrimac for approximately $1,000,000. Please explain to us how you account for this claim and why your accounting and disclosures are in accordance with SFAS 5. Please revise your disclosure in future filings to address our concerns.

At the time of the filing of our Form 10-K for the year ended December 29, 2007, Merrimac had limited information from its Canadian counsel regarding the claim filed by former employees of our subsidiary, Filtran Microcircuits Inc. (“FMI”), other than the information that was included in the statement of claim. FMI had consulted with Canadian counsel, and provided adequate notice and paid the required amount under the Canadian Employment Standards Act following the transitional period that ended in late February 2008 to the former FMI employees, as stated in the section entitled “Employee Relations” in our Form 10-K for the year ended December 29, 2007. The former FMI employees are alleging that an employment contract existed between FMI and the plaintiffs, and they are seeking additional damages for termination of the alleged contract.

There are three defendants named in this claim: FMI, Merrimac and Firan Technology Group Inc. (“FTG”). FTG purchased the assets of FMI from Merrimac on December 28, 2007. We believe Merrimac has been improperly named in this claim. Our Canadian legal counsel believes the claim is without merit and intends to vigorously defend Merrimac in this matter.

Merrimac has an Employment Practices Liability insurance policy that extends coverage to its subsidiaries. The insurance carrier agreed on April 24, 2008 to provide a defense in this matter. The claim limits on the insurance policy exceed the amount being sought in the statement of claim. We made provision for the deductible amount of the insurance policy, which is $25,000.

In accordance with the requirements of SFAS No. 5, we cannot presently determine if the likelihood of an unfavorable outcome is probable, reasonably possible or remote. In addition, we cannot reasonably estimate the amount of a probable loss, other than the minimal deductible amount under the insurance policy. We disclosed the loss contingency arising after the date of the December 29, 2007 financial statement, but prior to the audit report date, in accordance with the requirements of SFAS No. 5 in our Form 10-K for the year ended December 29, 2007. We will provide additional disclosure related to this claim in our Form 10-Q filing for the quarter ended March 29, 2008 based upon additional information Merrimac recently received since March 29, 2008.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (888-575-1300, x1300) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended December 29, 2007.

Very truly yours,

/s/ Robert V. Condon
Robert V. Condon
Vice President, Finance and
Chief Financial Officer

Tel: 888-575-1300, Ext. 1300
Fax: 973-882-5981

cc: Andri Boerman, Staff Accountant